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                     TENDER OFFER FOR CLASSIC VACATION GROUP

                     EXTENDED TO PERMIT EXPEDIA TRANSACTION




            New York, New York - February 15, 2002. Three Cities Research, Inc. announced that the pending tender offer by CVG Acquisition Corporation for shares of Classic Vacation Group, Inc. (AMEX:CLV) has been further extended until 5:00 p.m., New York City time, on Thursday, February 28, 2002, in order to permit completion of a purchase by Expedia, Inc. of Classic Vacation Group notes held by two entities principally owned by a Three Cities fund. The tender offer will be withdrawn when the note purchase takes place.


            CVG Acquisition Corporation is wholly owned by CVG Investment LLC, which in turn is 80% owned by Three Cities Fund III, L.P. and 20% owned by Thayer Equity Investors III, L.P. In its tender offer, CVG Acquisition Corporation offered to purchase all the Classic Vacation Group shares which Three Cities or Thayer did not already own for $0.15 per share. The tender offer, as previously extended, was scheduled to expire at 5:00 p.m., New York City time, on February 15.


            In January, Classic Vacation Group announced it had agreed to sell its principal subsidiary to Expedia, Inc., to be followed by liquidation of Classic Vacation Group. In connection with that transaction, Expedia agreed to acquire Classic Vacation Group notes from CVG Investment LLC and another entity owned by Three Cities Fund III in exchange for Expedia shares with a value equal to the principal and accrued interest with regard to those notes. When that occurs, the tender offer will be withdrawn. It was also announced that the agreements contemplate the Expedia shares will be sold shortly after they are received and that, when that occurs, Three Cities will pay Classic Vacation Group's public shareholders $0.15 per share, and Thayer will pay the Classic Vacation Group public shareholders $0.11 per share, without requiring the public shareholders to tender or otherwise dispose of their shares.


            A registration statement relating to the Expedia shares which will be issued to CVG Investment LLC and to the entity owned by Three Cities has been filed with the Securities and Exchange Commission, but has not yet become effective. Expedia's acquisition of the Classic Vacation Group notes will not take place until the registration statement becomes effective (or Expedia elects to pay cash). The tender offer is being extended to provide more time for that to occur.


            At the close of business on February 14, 2002, 1,160,659 shares had been tendered in response to the tender offer and not withdrawn.